Nick Swenson

August 4, 2016

Board Majority
Insignia Systems Inc.
8799 Brooklyn Blvd.
Minneapolis, MN 55445

Messrs. Biglari, Zaballos, Zenz, Howe and Cooley,

I fear that Insignia's board is not responding appropriately to the Company's rapidly declining stock price.

I am sending this letter to urge you to act. I recommend that the board initiate a plan to repurchase Insignia shares at an attractive price or pay a one-time special dividend.

Insignia has had a significant cash balance for years now. As of June 30, 2016, the Company had $16.85 million of cash, which represents approximately 64% of the company's market value at the current $2.24 stock price.

I believe using a portion of this cash to return value to shareholders is in the best interest of the Company and its shareholders.

Sincerely,

Nick Swenson